PROSPECTUS SUPPLEMENT NO. 2	Filed pursuant to Rule 424(b)(7)
(To Prospectus dated December 22, 2006)	Registration No. 333-139590

$345,000,000

priceline.com Incorporated

0.50% Convertible Senior Notes due 2011,
0.75% Convertible Senior Notes due 2013
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements and amends the prospectus dated December 22, 2006  covering resales from time to time by selling securityholders of our 0.50% Convertible Senior Notes due 2011 (the “2011 notes”) and 0.75% Convertible Senior Notes due 2013 (the “2013 notes” and together with the 2011 notes, the “notes”) and shares of our common stock issuable upon conversion of the notes.

This prospectus supplement contains additional information about the selling securityholders. This prospectus supplement should be read in conjunction with the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks.  See “Risk Factors” beginning on page 7 of the prospectus, as well as risk factors incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

The date of this prospectus supplement is January 31, 2007.

The information in the table appearing under the caption “Selling Securityholders” in the prospectus is supplemented and amended by adding the information below with respect to selling securityholders not previously listed in the prospectus, and by superseding the information with respect to selling securityholders previously listed in the prospectus as set forth below. This information was furnished to us by the selling securityholders listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

Name	Aggregate Principal Amount of 2011 Notes Beneficially Owned and Offered	Percentage of 2011 Notes Outstanding	Number of Shares of Common Stock Offered(1)
Highbridge Convertible Master Fund LP(39)	$2,000,000	1.16%	49,529
Highbridge International LLC(40)	$18,500,000	10.72%	458,146	(41)
Inflective Convertible Opportunity Fund I Limited(21)	$1,600,000	*	39,623
Inflective Convertible Opportunity Fund I, LP(21)	$1,000,000	*	24,764
Institutional Benchmarks Series — Ivan Segregated Acct.(21)	$800,000	*	19,811
Marathon Global Convertible Master Fund, Ltd.(36)	$10,000,000	5.80%	247,647

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(21)       Inflective Asset Management LLC has sole voting and investment power. Tom Ray is the CIO of Inflective Asset Management.

(36)       Marathon Asset Management, LLC, the investment advisor for Marathon Global Convertible Master Fund, Ltd., exercises voting power and investment control over any registrable securities.

(39)       Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Master Fund LP and has voting control and investment discretion over the securities held by Highbridge Convertible Master Fund LP.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Master Fund LP.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Master Fund LP.

(40)       Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(41)       Represents 1.25% of our outstanding common stock.

Name	Aggregate Principal Amount of 2013 Notes Beneficially Owned and Offered	Percentage of 2013 Notes Outstanding	Number of Shares of Common Stock Offered(1)
Arkansas Teacher Retirement(30)	$1,500,000	*	37,147
Baptist Health of South Florida(30)	$350,000	*	8,667
Engineers Joint Pension Fund(30)	$125,000	*	3,095
Grace Convertible Arbitrage Fund, Ltd.(19)	$3,000,000	1.74%	74,294
JPMorgan Securities Inc.(31)	$4,000,000	2.31%	99,058
Merrill Lynch, Pierce, Fenner & Smith, Inc.(32)	$4,000,000	2.31%	99,058
Nicholas Applegate U.S. Convertible Fund(30)	$630,000	*	15,601
San Diego City Retirement(30)	$660,000	*	16,344
San Diego County Convertible(30)	$575,000	*	14,239

*                    Less than one percent.

(1)             Assumes conversion of all of the holders’ notes at a conversion rate of 24.7647 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

(19)       Michael Brawn has voting and investment power.

(30)       Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”) is an investment adviser registered under the Investment Advisers Act of 1940.  Nicholas-Applegate is an affiliate of Nicholas-Applegate Securities LLC, a limited purpose broker-dealer registered with the NASD effective April 1993.  Nicholas-Applegate Securities LLC was organized in December 1992 for the sole purpose of distributing mutual funds sponsored by Nicholas-Applegate.  This selling security holder has delegated full investment authority to Nicholas-Applegate, as investment adviser, over these securities, including full dispositive power.  The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.  To the knowledge of Nicholas-Applegate, the securities listed herein were not acquired as compensation for employment, underwriting, or any other services performed by the selling security holder for the benefit of the issuer.

(31)       JPMorgan Securities Inc. is an affiliate of JPMorgan chase, a registered broker-dealer.

(32)       Merrill Lynch, Pierce, Fenner & Smith, Inc. is a registered broker-dealer. Jim Reilly has the authority of sole voting and investment power.

The selling securityholders listed above do not have, and within the past three years have not had, any material relationship with us or any of our predecessors or affiliates and, unless otherwise indicated, do not beneficially own in excess of 1% of our outstanding common stock (such percentage of beneficial ownership is based on Rule 13d-3(d)(i) under the Exchange Act, using 36,536,069 shares of common stock outstanding as of November 22, 2006, and, for such holders, treating as outstanding the number of shares of common stock issuable upon conversion of all of the holder’s notes, but assuming no conversion of any other holder’s notes and not including shares of common stock that may be issued by us upon repurchase of notes by us at the option of the holders).

If all of the notes or common stock convertible upon conversion of the notes are sold, the selling securityholders will no longer hold any notes and would not own in excess of 1% of our outstanding common stock (such percentage calculated as described above).